Exhibit 99.2

KENON HOLDINGS LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 201406588W)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 11, 2025

To our Shareholders:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN, of the Annual General Meeting of the shareholders of KENON HOLDINGS LTD. (“Kenon” or the “Company”), which will be held at 1 Temasek Avenue #37-02B, Millenia Tower, Singapore 039192 at 4 p.m., Singapore time, on July 11, 2025 (the “Annual General Meeting”) for the following purposes:

As Ordinary Business

1.	To re-elect each of the following Directors who will retire pursuant to Article 94 of our Constitution to the Board of Directors:

(a)	Mr. Cyril Pierre-Jean Ducau;

(b)	Mr. Antoine Bonnier;

(c)	Mr. Laurence N. Charney;

(d)	Mr. Barak Cohen;

(e)	Mr. N. Scott Fine;

(f)	Dr. Bill Foo;

(g)	Mr. Aviad Kaufman;

(h)	Mr. Robert L. Rosen; and

(i)	Mr. Arunava Sen.

2.	To re-appoint KPMG LLP as our statutory Auditor for the financial year ending December 31, 2025, and to authorize the Directors (which may act through the Audit Committee) to fix their remuneration.

As Special Business

3.	To consider and, if thought fit, to pass with or without any amendments the following as an Ordinary Resolution:

THAT, pursuant to the provisions of Section 161 of the Companies Act 1967 (the “Companies Act”), but subject otherwise to the provisions of the Companies Act and our Constitution (the “Constitution”), authority be and is hereby given to our Directors to:

(a)	(i)	allot and issue ordinary shares of the Company (“shares”); and/or

(ii)
make or grant offers, agreements or options that might or would require shares to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issuance of warrants, debentures or other instruments exercisable for or convertible into shares), at any time to and/or with such persons and upon such terms and conditions and for such purposes as our Directors may in their absolute discretion deem fit, and with such rights or restrictions as our Directors may think fit to impose and as are set forth in the Constitution; and

(b)
(notwithstanding the authority to be conferred by this resolution may have ceased to be in force) allot and issue shares in pursuance of any offer, agreement or option made or granted by our Directors while this resolution was in force, and that the authority to be conferred by this resolution shall continue in force until the (i) conclusion of the next Annual General Meeting of the Company; or (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

4.	To consider and, if thought fit, to pass with or without any amendments the following as an Ordinary Resolution:

THAT authority be and is hereby given to the Directors to offer and grant awards (“Awards”) of fully paid-up shares in accordance with the provisions of the Kenon Holdings Ltd. Share Incentive Plan 2014 (as amended from time to time) (the “SIP 2014”) and to allot and issue from time to time such number of shares as may be required to be delivered pursuant to the vesting of Awards under the SIP 2014, provided that the total number of shares which may be delivered pursuant to Awards granted under the SIP 2014 on any date, when added to the total number of new shares allotted and issued and/or to be allotted and issued and issued shares (including treasury shares) delivered and/or to be delivered pursuant to Awards already granted under the SIP 2014, shall not exceed three (3) per cent. of the total number of issued shares (excluding shares held by the Company as treasury shares) from time to time (measured at the time of grant) as such limit may be amended, or such other limit as may be established from time to time.

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5.	To consider, and if thought fit, to pass with or without amendments the following as an Ordinary Resolution:

THAT:

(a)
for the purposes of Sections 76C and 76E of the Companies Act 1967 (the “Companies Act”), the exercise by our Directors of all of our powers to purchase or otherwise acquire issued ordinary shares of the Company (“Ordinary Shares”, and each, an “Ordinary Share”) not exceeding in aggregate the number of issued Ordinary Shares representing 10% of the total number of issued Ordinary Shares outstanding as of the date of the passing of this resolution (excluding any Ordinary Shares which are held as treasury shares, or which are held by a subsidiary of the Company under Sections 21(4B) or 21(6C) of the Companies Act, as at that date) at such price or prices as may be determined by our Directors from time to time up to the maximum purchase price described in paragraph (c) below, whether by way of:

(i)
market purchases on the New York Stock Exchange (“NYSE”), Tel Aviv Stock Exchange (“TASE”) or any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted, which may be made through one or more duly licensed or registered dealers appointed by us for that purpose; and/or

(ii)
off-market purchases (that is, effected other than on the NYSE, TASE, or any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted) in accordance with any equal access scheme(s) as may be determined or formulated by our Directors as they consider fit, and subject to all the applicable conditions prescribed by the Companies Act, and in accordance with all applicable securities laws and regulations and rules of the NYSE, TASE or, as the case may be, any other stock exchange on which our Ordinary Shares may for the time being be listed and quoted, as may be applicable, be and is hereby authorized and approved generally and unconditionally;

(b)
unless varied or revoked by our shareholders in a general meeting, the authority conferred on our Directors pursuant to the authorization contained in paragraph (a) above may be exercised by our Directors at any time and from time to time during the period commencing from the date of the passing of this resolution and expiring on the earlier of:

(i)	the date on which our next Annual General Meeting is held; or

(ii)	the date by which our next Annual General Meeting is required by law to be held;

(c)
the maximum purchase price (excluding brokerage commission, applicable goods and services tax and other related expenses) which may be paid for an Ordinary Share purchased or acquired by us pursuant to the authorization contained in paragraph (a) above, shall not exceed:

(i)
in the case of a market purchase of an Ordinary Share, the highest independent bid or the last independent transaction price, whichever is higher, of our Ordinary Shares quoted or reported on the NYSE or TASE or any such other stock exchange, in each case on which our Ordinary Shares are being purchased, as applicable; and

(ii)
in the case of an off-market purchase pursuant to an equal access scheme, 105% of the closing price of our ordinary shares as quoted on either the NYSE or TASE, whichever is higher, on either (A) the trading day immediately preceding the date on which we resolve to effect the off-market purchase; or (B) the trading day immediately preceding the day such off-market purchase is completed, whichever is higher, in each case, if applicable, as translated into the relevant currency in which the off-market purchase is being made using the prevailing exchange rate on the date as of which such closing price is being calculated; and

(d)
our Directors and/or any of them be and are hereby authorized to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorized by this resolution.

By order of the Board of Directors,

Neoh Hooi Ming Company Secretary Singapore June 20, 2025

For additional information on the above proposals, please refer to the Proxy Statement, dated as of the date hereof (the “Proxy Statement”), accompanying this Notice.

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Notes

Singapore Statutory Financial Statements. At the Annual General Meeting, our shareholders will have the opportunity to discuss and ask questions regarding our Singapore audited financial statements for the financial year ended December 31, 2024, together with the Auditor’s report thereon, and the Directors’ statement, in compliance with the laws of Singapore. Shareholder approval of our Singapore audited financial statements is not being sought by the Proxy Statement and will not be sought at the Annual General Meeting.

Eligibility to vote at the Annual General Meeting; Receipt of Notice. The Board of Directors has fixed the close of business (EST) on June 20, 2025 as the record date (the “Record Date”) for determining those beneficial shareholders of the Company who will be entitled to vote at the Annual General Meeting and receive copies of this Notice and the Proxy Statement. All shareholders of record (i) on the date of the Annual General Meeting will be entitled to vote at the Annual General Meeting and receive copies of this Notice and Proxy Statement; and (ii) on the date of the Notice of Annual General Meeting shall be entitled to receive copies of this Notice and Proxy Statement.

Quorum. Representation of not less than 33 1/3 per cent. of the total number of issued and fully paid ordinary shares of Kenon as at the date of the Annual General Meeting, in person or by proxy, is required to constitute a quorum. Accordingly, it is important that your shares be represented at the Annual General Meeting.

Proxies. Shareholders of Record: A shareholder of record (member) entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy, or proxies, to attend and vote on his or her behalf. A proxy need not be a shareholder of record (member). Whether or not you plan to attend the Annual General Meeting, please complete, date and sign the enclosed proxy card and return it in the enclosed pre-paid envelope. A proxy card must be received by Computershare Trust Company, N.A. at Proxy Services c/o Computershare Investor Services, PO BOX 43101, Providence, RI 02401-5067, UNITED STATES, not less than 48 hours before the time appointed for holding the Annual General Meeting (or within such other time as may be required by the Companies Act). For further information on how to vote at the Annual General Meeting, see “Part I – Information About the Annual General Meeting – Manner of Voting – Shareholders of Record” in the Proxy Statement. You may revoke your proxy at any time prior to the time it is voted by (i) providing appropriate written notice to Proxy Services c/o Computershare Investor Services, PO BOX 43101, Providence, RI 02401-5067, UNITED STATES, no less than 48 hours prior to the Annual General Meeting; or (ii) attending the Annual General Meeting and voting in person.

Beneficial Shareholders (New York Stock Exchange): In order for your vote to be counted at the Annual General Meeting, you must have been a shareholder as at, and with effect from, the Record Date. Your broker, bank, nominee or other institution should send a voting instruction form for you to use to direct how your shares should be voted. You may also vote your shares in person at the Annual General Meeting. For information on how to vote in person at the Annual General Meeting, see “Part I – Information About the Annual General Meeting – Manner of Voting – Beneficial Shareholders (New York Stock Exchange (the “NYSE”))” in the Proxy Statement. If you do not intend to vote in person at the Annual General Meeting, your shares must be voted no less than 48 hours prior to the Annual General Meeting (or within such longer period prior to the Annual General Meeting as may be specified by the Depository Trust Company’s (the “DTC”), or the relevant DTC participants’ procedures). If you would like to revoke your proxy, please contact the holder of your shares to determine how to change or revoke your voting instructions.

Beneficial Shareholders (Tel Aviv Stock Exchange (the “TASE”)): In order for your vote to be counted at the Annual General Meeting, you must have been a shareholder as at, and with effect from, the Record Date and must (i) sign and date a proxy card in the form filed by Kenon on the distribution site of the Israel Securities Authority, at www.magna.isa.gov.il, on June 20, 2025 and attach to it a proof of ownership certificate from the TASE Clearing House Member through which your shares are held, which certificate indicates that you were the beneficial owner of such shares as of the Record Date, and return the proxy card, along with the proof of ownership certificate, to Kenon c/o Gornitzky & Co. via e-mail to: kenonproxy@gornitzky.com, Attention: Ari Fried, Adv.; or (ii) vote in person at the Annual General Meeting. For information on how to vote in person at the Annual General Meeting, see “Part I – Information About the Annual General Meeting – Manner of Voting – Beneficial Shareholders (TASE)” in the Proxy Statement. If you do not intend to vote in person at the Annual General Meeting, your shares must be voted no less than 48 hours prior to the Annual General Meeting (or within such longer period prior to the Annual General Meeting as may be specified by the DTC’s, the DTC’s participants’, or the TASE’s procedures). You may revoke your proxy at any time prior to the time it is voted by (i) communicating such revocation in writing to Kenon or by executing and delivering a later-dated proxy to Kenon c/o Gornitzky & Co. via e-mail to: kenonproxy@gornitzky.com, Attention: Ari Fried, Adv., no less than 48 hours prior to the Annual General Meeting; or (ii) attending the Annual General Meeting and voting in person, subject to the satisfaction of the conditions set forth in the Proxy Statement.

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Disclosure regarding Share Purchase Authorization source of funds. Only funds legally available for purchasing or acquiring our Ordinary Shares in accordance with our Constitution and the applicable laws of Singapore may be used for the purchase or acquisition by us of our Ordinary Shares pursuant to the Share Purchase Authorization referred to in this Notice, as proposed to be renewed at the Annual General Meeting. We intend to use our internal sources of funds (including investment returns generated on such funds) and/or distributions from our businesses and/or proceeds from the disposal of our assets to finance any purchase or acquisition of our Ordinary Shares. The amount of financing required for us to purchase or acquire our Ordinary Shares, if we do so, and the impact on our financial position, cannot be ascertained as of the date of this Notice, as these will depend on, among other things, the number of Ordinary Shares purchased or acquired and the price at which such Ordinary Shares are purchased or acquired. Our net tangible assets will be reduced by the purchase price (including any expenses) of any Ordinary Shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that any purchase or acquisition of our Ordinary Shares in accordance with the Share Purchase Authorization would have a material impact on our financial condition and cash flows.

The Proxy Statement and this Notice are each being published for the benefit of all holders of Kenon’s shares, are being posted on Kenon’s website, will be furnished to the U.S. Securities and Exchange Commission on a Report on Form 6-K, and will also be filed with the Israel Securities Authority on an Immediate Report.

Personal data privacy. By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the Annual General Meeting and/or any adjournment thereof, a member of the Company (i) consents to the collection, use and disclosure of the member’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for the Annual General Meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the Annual General Meeting (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, listing rules, take-over rules, regulations and/or guidelines (collectively, the “Purposes”); (ii) warrants that where the member discloses the personal data of the member’s proxy(ies) and/or representative(s) to the Company (or its agents or its service providers), the member has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents or its service providers) of the personal data of such proxy(ies) and/or representative(s) for the Purposes; and (iii) agrees that the member will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the member’s breach of warranty.

Caution Concerning Forward-Looking Statements

This document and any related discussions, including any discussions at the Annual General Meeting, include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about our plans, intentions, expectations, beliefs as to future events and similar statements, including statements relating to the proposal for the authorization of repurchases of Ordinary Shares and the sources of funding for such repurchases, statements with respect to Ordinary Share issuances, statements with respect to grants of awards under the SIP 2014 and related statements and other non-historical statements. These statements are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause a material difference from what is indicated in such forward-looking statements. Such risks include risks relating to the authorizations sought herein and actions we may take or not take in connection with such authorizations and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings and risks that share repurchases, issuances and award grants may not proceed on the terms indicated herein or at all. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

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